FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of July 2007
CGG Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☑       Form 40-F    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    ☐       No    ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Two new modern seismic vessels for CGGVeritas in 2010
ISIN: 0000120164 — NYSE: CGV
Paris, July 2nd 2007
CGGVeritas and Eidesvik Offshore ASA have entered into an agreement for the supply of two large seismic vessels to be newly built, with a total contract value of approximately US$ 420 million. The two vessels will be of an extremely advanced specification, incorporating many unique features, based on the most recent X-BOW™ design of Ulstein Design AS, and will be delivered in 2010 under 12-year time charter agreements.
These two high-capacity innovative vessels are key components of CGGVeritas’ strategy of progressive fleet renewal, involving the staged retirement of the former generation of lower capacity vessels in conjunction with the introduction of these new platforms. The new vessels are purpose-designed for the efficient deployment of industry-leading Sercel solid streamer technology and configured for spreads of up to 16 long streamers, or 20 shorter streamers in high-density applications.
“Our long-term strategy to position our marine fleet as the highest performing in the industry relies on both technical innovation and quality relationships with our suppliers”, said Robert Brunck, Chairman and CEO of CGGVeritas. “We are extremely pleased to partner with Eidesvik Offshore ASA and Ulstein Design AS to introduce these vessels into our fleet and to further strengthen the relationship between our companies. The exclusive vessel design, with its superior technical capabilities and advanced features, aims to significantly improve the productivity of our marine operations and to provide our customers with the most advanced technology for conducting wide-azimuth, high-resolution exploration and production seismic surveys in the most environmentally friendly manner.”
With the introduction of these two new-build vessels, CGGVeritas will operate the most versatile and capable worldwide fleet in the industry.
CGGVeritas and Arrow Seismic ASA also announced that they have agreed to cancel the negotiation for a 12 year Bare Boat charter as outlined in the LOI dated December 2006.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Contacts Investor Relations:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10 invrelparis@CGGVeritas.com
Houston: Hovey Cox Tel.: (1) 832 351 88 21 invrelhouston@CGGVeritas.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date : July 2nd, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Investor Relations, Communication and Audit